UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2015

001-37403

(Commission File Number)

AMAYA INC.

(Translation of registrant’s name into English)

7600 Trans Canada Hwy.

Pointe-Claire, Quebec, Canada

H9R 1C8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

On November 10, 2015, Amaya Inc. (the “Company”) announced, among other things, its financial results for the three and nine-month periods ended September 30, 2015. The Company issued a news release with respect to the same (the “Release”) and filed on SEDAR at www.sedar.com its (i) Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2015 (the “Q3 Financial Statements”), (ii) Management’s Discussion and Analysis for the three and nine-month periods ended September 30, 2015 (the “Q3 MD&A”), (iii) Chief Executive Officer Certification of Interim Filings, dated November 10, 2015 (the “CEO Certification”) and (iv) Chief Financial Officer Certification of Interim Filings, dated November 10, 2015 (the “CFO Certification”). Copies of the Release, Q3 Financial Statements, Q3 MD&A, CEO Certification and CFO Certification are each attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amaya Inc.

Date: November 10, 2015	By:	/s/ Daniel Sebag
Daniel Sebag
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Release, dated November 10, 2015

99.2	Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2015

99.3	Management’s Discussion and Analysis for the three and nine-month periods ended September 30, 2015

99.4	Chief Executive Officer Certification of Interim Filings, dated November 10, 2015

99.5	Chief Financial Officer Certification of Interim Filings, dated November 10, 2015